Filed By Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Registration No. 333-129871
ALLERGAN RECEIVES FINAL U.S. ANTITRUST APPROVAL OF INAMED ACQUISITION
-- ANTICIPATES CLOSING EXCHANGE OFFER FRIDAY, MARCH 10, 2006 AND
ENCOURAGES ALL INAMED STOCKHOLDERS TO PROMPTLY TENDER SHARES --
IRVINE, Calif., March 8, 2006 -- Allergan, Inc. (NYSE: AGN) today announced that the U.S. Federal Trade Commission (FTC) has approved Allergan’s proposed acquisition of Inamed Corporation (NASDAQ: IMDC). This approval was the final antitrust approval required for the acquisition.
Now that Allergan has received final antitrust approval, Allergan expects to complete its exchange offer for the outstanding shares of Inamed common stock immediately following 6:00 p.m. Eastern Time on Friday March 10, 2006, the currently scheduled expiration time for the exchange offer. Accordingly, Allergan encourages all Inamed stockholders who want to tender shares in the exchange offer to complete their tenders before 6:00 p.m. Eastern Time on Friday March 10, 2006.
“We are pleased to have received U.S. antitrust approval from the FTC, and we look forward to rapidly completing the Inamed acquisition so we can initiate our integration plan,” said David E.I. Pyott, Allergan’s Chairman of the Board and Chief Executive Officer. “We expect to finalize the acquisition as promptly as possible after the exchange offer is completed.”
In the exchange offer, Allergan is offering to exchange for each outstanding share of Inamed common stock, either $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder. Elections of Inamed stockholders are subject to proration as described in Allergan’s Form S-4 registration statement initially filed with the Securities and Exchange Commission (SEC) on November 21, 2005 and subsequently amended, so that 45% of the aggregate Inamed shares tendered will be exchanged for cash and 55% of the aggregate Inamed shares tendered will be exchanged for shares of Allergan common stock.
To learn more about Allergan’s exchange offer for Inamed and the details of the transaction, please go to the Allergan website www.Allergan.com.
About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.
Forward-Looking Statements
This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed business combination between

Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts’ and others’ projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the proposed Inamed acquisition include: that required approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO in connection with the exchange offer. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov , and at Allergan’s website at www.Allergan.com.
Contact Information

Amy Bilbija or Dan Burch, MacKenzie Partners Allergan Investor Relations Allergan Media Relations	212-929-5500 or 800-322-2885 714-246-4636 714-246-5134